UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 16 )*

Hurco Companies, Inc. (Name of Issuer)
Common Stock, No Par Value (Title of Class of Securities)
447324104 (CUSIP Number)
Richard T. Niner Wind River Associates LP 1055 Washington Boulevard Stamford, CT 06901 203-978-1321 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 13, 2005 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 447324104

1.	Names of Reporting Persons. Richard T. Niner I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 731,812

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 731,812

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 731,812

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 11.9% (1)

14.	Type of Reporting Person IN
(1) 11.9% of the 6,220,220 shares outstanding as of October 31, 2005.
2

Item 1. Security and Issuer

         The class of equity securities to which this schedule 13D relates is the common stock, no par value ("Common Stock"), of Hurco Companies, Inc., an Indiana Corporation ("Issuer"), whose principal executive offices are located at One Technology Way, Indianapolis, IN 46268-0180.

Item 2. Identity and Background.

(a)	Name: Richard T. Niner

(b)	Residence or business address: Wind River Associates LP 1055 Washington Boulevard Stamford, CT 06091

(c)

Present Principal Occupation or Employment:  Richard T. Niner currently serves as a Director of the Issuer. Richard T. Niner's principal occupation since 1998 has been acting as a general partner of Wind River Associates, a private investment firm. Mr. Niner is also a general partner of Brynwood Management II, L.P., the general partner of Brynwood Partners II, L.P., and until December 31, 1998, his principal occupation was acting as a general partner of Brynwood Management, the general partner of Brynwood Partners Limited Partnership. Mr. Niner is a director of Arrow International, Inc., a cardiac and critical care products business.

(d)	Criminal Conviction: During the last five years, Mr. Niner has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors.)

(e)	Court or Administrative Proceedings: During the last five years, Mr. Niner has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

(f)	Citizenship: Mr. Niner is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration: Not applicable.

Item 4. Purpose of Transaction

         Mr. Niner has not acquired any additional acquisition of securities. The sole purpose of this amendment is to report certain gifts of Common Stock that Mr. Niner made to a tax-exempt charitable organization.

3

Item 5. Interest in Securities of the Issuer.

(a)

Richard T. Niner is the direct owner of 731,812 shares of common stock. The 731,812 shares represent approximately 11.9% of the 6,220,220 outstanding shares of Common Stock as of October 31, 2005. Mr Niner has sole voting and dispositive power of the 731,812 shares.

(b)	refer to Item 5(a)

(c)	In the past 60 days, Mr. Niner made the following gifts of Common Stock to a tax-exempt charitable foundation.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit
December 13, 2005 January 6, 2006	(100,000) shares (100,000) shares	N/A - Gift N/A - Gift

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None
4

Item 7. Material to be Filed as Exhibits. None

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 2006
By:	/s/ Richard T. Niner Richard T. Niner
Title:	Director

5